Exhibit 99.1

NWTN Reports Progress at UAE Electric Vehicle Assembly Facility and China Supply Chain Facility

DUBAI, United Arab Emirates, 26 February 2023 (GLOBE NEWSWIRE) – NWTN Inc. (Nasdaq: NWTN), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world (“NWTN”), today announced important progress at two key facilities in Abu Dhabi, UAE, and Jinhua, Zhejiang, China.

NWTN completed construction of its electric vehicle (“EV”) assembly facility in Abu Dhabi at the end of 2022, and since then has been in the final phase of installing equipment and conducting trial operations. The facility has now obtained the required EV production and sales license issued by the UAE government, the first to be issued in Abu Dhabi. With the assembly facility completed and the license received, NWTN is now ready to implement its EV blueprint in the UAE and the Middle East region.

At the same time, NWTN’s first parts and supply chain facility in Jinhua, Zhejiang, China has been undergoing rapid construction since September 2022. At this point, most of the workshop infrastructure, which includes stamping, welding, and painting, is in the final stage of construction and is expected to be completed in the second half of 2023.

As the first UAE-based EV company listed on the Nasdaq Stock Market, NWTN has received strong financial and policy support from the local government. NWTN’s plant in Abu Dhabi is its first EV assembly facility in UAE and is located in the Khalifa Economic Zone Abu Dhabi (“KEZAD”). It measures approximately 270,000 square feet. Construction of the facility began in October 2022 and was completed by the end of December 2022. At present, the production line is nearly complete, and NWTN is working with BASF, the chemical company for paint surface refinishing as well as manufacturing safety training. The KEZAD plant will complete the certifications of ISO 9001, ISO 14001, and ISO 45001 soon, which represent a commitment to high standards of quality management, environmental management, and safety management. When the facility becomes fully operational, NWTN will seek to address the rapidly growing demand for EVs in the UAE and the Middle East, promote green mobility, and accelerate the sustainable energy transformation in the UAE.

While actively preparing for local production in the UAE, NWTN has also been integrating advanced technology and supply chain system on a global scale to meet NWTN’s development needs. As of September 20, 2022, NWTN’s parts and supply chain plant in China measures approximately 4,000,000 square feet with a total investment of US$1.46 billion. Once operational, the plant is expected to achieve an annual production capacity of 100,000 EVs. The plant is one of the key projects in Zhejiang Province, China and the first high-end manufacturing project in Jinyi New District of Jinhua City with an investment of over RMB10 billion (approximately US$1.4 billion).

Aerial rendering of NWTN’s Jinhua facility

The Jinhua facility will soon be in the final stage of equipment design and manufacture. After the expected completion of the workshop in the second half of 2023, the equipment installation and commissioning will start as planned. Staff has also been recruited for the facility, with the goal that all personnel will complete professional training by the end of 2023. Nearly half of the dormitories and canteens in the campus have been completed, which will provide high-quality logistical support for employees.

Aerial view of Jinhua facility, shot on February 6, 2023

According to the current plan, NWTN’s Jinhua plant is expected to be completed by the end of December 2023, with trial production projected to start by the end of February 2024. Mass production of parts will officially start in the second half of 2024.

The construction of NWTN’s plants in Abu Dhabi, UAE, and Jinhua, Zhejiang, China indicates that this UAE-headquartered emerging company is progressing smoothly. Thanks to the unique capital and location advantages of the UAE as well as opportunities to capitalize on an advanced supply chain system in China, NWTN believes it has the potential to become a dazzling pearl in the global new energy industry chain.

Construction site of Jinhua facility, shot on February 13, 2023

ABOUT NWTN

NWTN is a pioneering green technology company with a mission to bring premium passenger-centric mobility and green energy solutions to the world. Headquartered in Dubai and with its manufacturing facilities in Abu Dhabi, UAE, NWTN aims to integrate avant-garde design, life-style personalization, IoT connectivity, autonomous driving technology, and green energy eco-systems to its future mobility solutions. Its core technology includes modular pure electric platforms, battery packing and management technology, a digital on-board connectivity system, continuously upgraded electric and electronic architecture as well as autonomous driving technology.

NWTN focuses on growth and development in the entire value chain of clean energy applications in the UAE and intends to expand to the Middle East, North Africa, and other Southeast Asian and European territories.

For further information, please visit: https://www.nwtnmotors.com.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the risk factors contained in NWTN’s filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

For investor enquiries:

Michael Bowen

nwtnir@icrinc.com

For media enquiries:

Edmond Lococo

nwtnpr@icrinc.com

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